Exhibit 6.8: Change of Control Severance Agreement with Allison Duncan, dated August 1, 2023

INFINITY BANK AND INFINITY BANCORP

CHANGE OF CONTROL

SEVERANCE AGREEMENT

ALLISON DUNCAN

This CHANGE OF CONTROL SEVERANCE AGREEMENT (“Agreement”) is made and entered into as of August 1, 2023, by and between Infinity Bancorp, a California corporation (the “Bancorp”), Infinity Bank, a California banking corporation (the “Bank”), and ALLISON DUNCAN, Executive Vice President/Chief Financial Officer of the Bank and the Bancorp (“Employee”).

R E C I T A L S

C.            WHEREAS, Employee presently serves as the Executive Vice President/Chief Financial Officer of the Bank and the Bancorp; and

D.            WHEREAS, although the Bancorp and the Bank do not presently contemplate that they will be sold or that there will be a Change of Control of the Bancorp and the Bank, as defined herein, at any time in the near future, the Bancorp and the Bank acknowledges that a Change of Control is always possible for a financial institution; and

C.            WHEREAS, the Boards of Directors of the Bancorp and the Bank have determined that it is in the best interest of the Bancorp and the Bank to provide Employee with a severance benefit in the event of a Change of Control of the Bancorp and/or the Bank.

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants of the Employee, the Bancorp, and/or the Bank herein contained, it is agreed as follows:

2.	Change of Control – Merger, Consolidation, Transfer or Reorganization

For the purposes of this Agreement, “Change of Control” means the occurrence of any of the following events:

In the event of a merger where the Bancorp's shareholders do not hold more than 50% of the shares of the surviving corporation, or in the event of a consolidation where the Bancorp's shareholders do not hold more than 50% of the shares of the consolidated Bancorp, or in the event of a transfer of all or substantially all of the assets of the Bancorp to an entity which is not controlled by the Bancorp's shareholders, or in the event of any other corporate reorganization where there is an acquisition of ownership by one person or entity or persons acting in concert (who are not existing shareholders of the Bancorp) of at least 25% of the outstanding shares of the Bancorp, except as may result from a transfer of shares to another corporation in exchange for at least 80% control of that corporation, each such event being referred to herein as a “Change of Control.”

2.	Severance Payment Upon a Change of Control

In the event of a Change of Control, as defined in this Agreement, with or without the termination of Employee’s employment by the Bancorp, the Bank, or a successor to the Bancorp or the Bank prior to, upon or after the Change of Control, the Bancorp, the Bank, or its successor shall pay and provide Employee the following no later than the date of closing of the Change of Control: (a) pay Employee a lump sum “Change of Control” payment in an amount equal to eighteen (18) months of Employee’s then existing salary (the “Change of Control Payment”), (b) all stock options granted to Employee that are subject to time-based vesting shall immediately vest and remain exercisable in accordance with the 2018 Stock Incentive Plan and the Employee's Stock Option Agreement, (c) pay a bonus payment equal to the higher of (i) the highest bonus amount paid to Employee during the preceding three years, or (ii) the bonus amount that Employee would have earned if such Change of Control had not occurred for the year during which such Change of Control occurs.

The “Change of Control Payment” will be grossed up for any taxes, surcharges or other charges imposed on such payments, such that Employee shall receive a net amount, after taxes, that is not less than the gross amount on a pre-tax basis of such Change of Control payment, assuming for such gross-up calculation, using a combined California and effective Federal income tax rate and Medicare tax of 36.38% (as may be adjusted to reflect then current rates by agreement of the Employee, the Bank, and the Bancorp); provided that the amounts paid hereunder, including any gross up payments, may be limited if required under Sections 8 and/or 9 of this Agreement.

Employee will be reimbursed for any incurred but unreimbursed business expenses, payable within ten (10) business date after the date of closing of the Change of Control, based on receipt of appropriate evidence supporting such expenses in accordance with Bank policy.

3.            Regulatory Compliance

Notwithstanding any other provision of this Agreement to the contrary, if at the time the payment of any Change of Control Payment, the Bank has been designated by its primary federal regulator as a “troubled institution,” then Employee shall not be entitled to the Change of Control Payment to the extent that such payment would be deemed a “golden parachute payment,” as defined in Section 359.1(f) of the FDIC Rules and Regulations (the “Federal Regulations”), without first obtaining the consent of the Bank’s primary federal banking regulator to such payment under Section 359.4 of the Federal Regulations.

4.            Termination of Agreement

This Agreement shall not terminate upon a Change of Control of the Bancorp and/or the Bank but shall continue to be binding upon the Bancorp and the Bank and their successors. This Agreement shall terminate and be of no further force or effect upon the death of Employee, upon Employee’s voluntary resignation of employment with the Bancorp and/or the Bank, or upon the termination of Employee’s employment for any reason other than being related to a Change of Control

5.            Entire Agreement

The Employee, the Bancorp and/or the Bank hereto agree that this Agreement supersedes all prior or contemporaneous agreements with respect to the subject matter of this Agreement between the Bancorp and/or the Bank and Employee, including prior offer letters, whether oral, written, expressed or implied, and contains the entire understanding and agreement between the Employee and the Bancorp and/or the Bank with respect to the subject matter of this Agreement. This Agreement shall not be amended, modified, or supplemented in any respect except by a subsequent written agreement entered into by the Employee, the Bancorp, and the Bank hereto.

6.            Choice of Law

This Agreement and the performance hereunder shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflict of law provisions of any state.

7.            Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original document, but all of which taken together shall constitute one and the same document.

8.            Section 280G Tax Effects

If all or any portion of the amounts payable to the Employee under this Agreement, either alone or together with other payments which the Employee has the right to receive from the Bank and/or the Bancorp, constitute “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), that are subject to any excise tax, similar tax or assessment, or penalty, imposed by Section 4999 of the Code, then such amounts payable under this Agreement shall be reduced to the extent necessary so as to cause a reduction to “zero” of any such excise tax, similar tax or assessment, or penalty pursuant to Section 280G and Section 4999 of the Code. The determination of the amount of any such taxes, assessments or penalties shall be made by the independent accounting firm employed by the Bank and/or the Bancorp immediately prior to the closing of the Change of Control or such other independent accounting firm or advisor as may be mutually agreeable to the Bank, the Bancorp and the Employee in the exercise of their respective reasonable, good faith judgment.

9.            Section 409A Limitation.

It is the intention of the Bank, the Bancorp, and the Employee that this Agreement shall be interpreted and administered consistent with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) and that the severance benefits payable to the Employee under this Agreement either be exempt from, or otherwise comply with, Section 409A. Notwithstanding any other term, provision, or other matter set forth elsewhere in this Agreement, to the extent that any provision of this Agreement may be determined by the Bank and/or the Bancorp, with the advice of its independent accounting firm or other tax advisors, to be subject to and not in compliance with Section 409A, such provisions shall be interpreted in the manner required to comply with Section 409A. The Bank, the Bancorp, and the Employee further acknowledge and agree that if, in the judgment of the Bank and/or the Bancorp, with the advice of its independent accounting firm or other tax advisors, amendment of this Agreement is necessary to clarify any of the terms of this Agreement, or to comply with Section 409A, the Bank and the Bancorp will negotiate with Employee reasonably and in good faith to amend the terms of this Agreement to the extent necessary so that it complies (with the most limited possible economic effect on the Bank, the Bancorp, and the Employee) with Section 409A.

10.            At-Will Employment

The Bank, the Bancorp and the Employee acknowledge that Employee’s employment is and will continue to be at-will, as defined under applicable law.

11.            Waiver

No provision of this Agreement will be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by Employee and by an authorized officer of the Bank and the Bancorp (other than Employee). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party will be considered a waiver of any other condition or provision or of the same condition or provision at another time.

IN WITNESS WHEREOF, this Agreement is executed as of the day and year first written above.

INFINITY BANCORP:
a California corporation

By:	/s/ Victor E. Guerrero II
Victor E. Guerrero II
President & COO

INFINITY BANK:
a California banking corporation

By:	/s/ Victor E. Guerrero II
Victor E. Guerrero II
President & COO

EMPLOYEE:

/s/ Allison Duncan
Allison Duncan

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